AMENDMENT #1 TO THE CONVERTIBLE PROMISSORY NOTE
ISSUED ON AUGUST 30, 2018

THIS AMENDMENT #1 TO THE CONVERTIBLE PROMISSORY NOTE ISSUED ON August 30, 2018 (the "Amendment") is entered into as of November 5, 2019, by and between Alpine 4 Technologies, Ltd., a Delaware corporation (the "Company"), and Labrys Fund, LP, a Delaware limited partnership (the "Holder") (collectively the "Parties").

BACKGROUND

A. The Company and Holder are the parties to that certain convertible promissory note originally issued by the Company to the Holder on August 30, 2018, in the original principal amount of $337,500.00 (the "Note"); and

B. The Holder submitted a notice of conversion under the Note on August 5, 2019 for 4,537,797 shares (the "Shares").

C. The Parties desire to amend the Note as set forth expressly below.

NOW THEREFORE, in consideration of the execution and delivery of the Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. The Holder waives all existing events of default under Sections 3.2 (with respect to the reservation of shares), 3.10, and 3.16 of the Note, which occurred on or before the date of this Amendment (the "Default").

2. The Company hereby agrees to amend Section 1.9 of the Note in order to pay the Holder in installments until the Note is paid in full, pursuant to Schedule A attached hereto (the "Payment Schedule"). Further, so long as the Company makes timely payments as provided in the Payment Schedule, the Alternate Conversion Price (as defined in the Note) shall be subject to a floor price of $0.15 per share (subject to equitable adjustments for stock splits, stock dividends, or rights offerings by the Company relating to the Company's common stock).

3. The Company shall increase the share reservation on the book and records of the Company's transfer agent with respect to the Note to at least 2,246,667 shares of the Company's common stock by December 5, 2019.

4. The Company shall deliver 2,400,000 of the Shares without any restrictive legend to the Holder's brokerage account on or before November 8, 2019.

5. This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Note. Except as specifically modified hereby, all of the provisions of the Note, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Alpine 4 Technologies, Ltd.   **Labrys Fund, LP**

By: _____   By: _____
Name: Kent Wilson   Name: Thomas Silverman
Title: Chief Executive Officer   Title: Managing Member

SCHEDULE A

NAME	AMOUNT	PAYMENT DEADLINE

Payment #1..$18,000.00....................................On or before November 29, 2019

Payment #2-11.....................................$18,000.00............ Last Business Day of Each Month Thereafter

Payment #12...............balance of principal and interest.........On or before October 30, 2020

Labrys Fund LP – Wiring Instructions
Bank: Citizens Bank
Address: 28 State Street Boston, MA 02109
ABA #: 011500120
Account #: 1331096321